

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2011

Via E-mail
Jonathan T. Awde
President and Chief Executive Officer
Gold Standard Ventures Corp.
815 West Hastings Street, Suite 610
Vancouver, British Columbia V6C 1B4
Canada

> **Re: Gold Standard Ventures Corp.**
> **Amendment No. 3 to Registration Statement on Form 20-F**
> **Filed November 14, 2011**
> **File No. 0-51236**

Dear Mr. Awde:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director